UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 10, 2010

Commission File Number 001-33725

Textainer Group Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address and telephone number, including area code, of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Fourth Quarter and Full Year 2009 Results and Declares Quarterly Dividend,” dated February 10, 2010.

Exhibit

1.	Press Release dated February 10, 2010

Exhibit 1

Textainer Group Holdings Limited Reports Fourth Quarter and Full Year 2009 Results and Declares Quarterly Dividend

Fourth Quarter and Year 2009 Highlights

•	Paid a $0.23 per common share dividend on November 25, 2009 to all shareholders of record as of November 16, 2009;

•

Declared a dividend of $0.23 per common share, payable on March 3, 2010 to all shareholders of record as of February 22, 2010, increasing total dividends declared since the October 2007 IPO to $2.24 per common share;

•

Recorded net income attributable to Textainer Group Holdings Limited common shareholders of $25.3 million, or $0.52 per diluted common share, for the fourth quarter, and $90.8 million, or $1.88 per diluted common share, for the full year ended December 31, 2009;

•

Recorded net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net(1) of $22.1 million, or $0.45 per diluted common share, for the fourth quarter, and $81.6 million, or $1.69 per diluted common share, for the full year ended December 31, 2009;

•	Recorded revenue of $67.2 million for the fourth quarter and $237.3 million for the year ended December 31, 2009; and

•	Invested more than $200 million in transactions during 2009 which were all accretive to earnings and are expected to continue to be accretive in future years.

HAMILTON, Bermuda, February 10, 2010 (BUSINESS WIRE) — Textainer Group Holdings Limited (NYSE:TGH) (“Textainer”, the “Company”, “we” and “our”), the world’s largest lessor of intermodal containers based on fleet size, today reported results for the fourth quarter and the full year ended December 31, 2009.

Total revenue for the quarter was $67.2 million, which was an increase of $1.6 million, or 3%, compared to $65.6 million in the prior year quarter. For the year ended December 31, 2009, total revenue was $237.3 million, which was a decrease of $39.8 million, or 14%, compared to $277.1 million for the prior year. EBITDA(1) for the quarter was $41.7 million, which was an increase of $0.7 million, or 2%, compared to $40.9 million for the prior year quarter. EBITDA(1) for the year ended December 31, 2009 decreased $9.1 million, or 5%, to $168.7 million from $177.7 million for the prior year.

Net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net(1) for the quarter was $22.1 million, which was a decrease of $4.2 million, or 16%, compared to $26.3 million for the prior year quarter. Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized (gains) losses on interest rate swaps, net(1) for the quarter was $0.45 per share, which was a decrease of $0.10 per share, or 18%, compared to $0.55 per share for the prior year quarter. Net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net(1) for the year ended December 31, 2009 was $81.6 million, which was a $15.7 million decrease, or 16%, compared to $97.3 million for the prior year. Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized (gains) losses on interest rate swaps, net(1) for the year ended December 31, 2009 was $1.69 per share, which was a decrease of $0.34 per share, or 17%, compared to $2.03 per share for the prior year.

Net income attributable to Textainer Group Holdings Limited common shareholders for the quarter was $25.3 million, which was an increase of $12.4 million, or 96%, compared to $12.9 million for the prior year quarter. Net income attributable to Textainer Group Holdings Limited common shareholders for the year ended December 31, 2009 was $90.8 million, which was an increase of $5.5 million, or 6%, compared to $85.2 million for the prior year. Included in net income attributable to Textainer Group Holdings Limited common shareholders for the year ended December 31, 2009 was a gain on early extinguishment of debt of $19.4 million from the Company’s repurchase of outstanding debt. Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share for the quarter was $0.52, which was an increase of $0.25 per share, or 93%, from $0.27 per share for the prior year quarter. Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share for the year ended December 31, 2009 was $1.88, which was an increase of $0.10 per share, or 6%, compared to $1.78 per share for the prior year.

John A. Maccarone, President and Chief Executive Officer of Textainer, commented, “2009 was a year of notable success for Textainer, as the Company reported its second best ever net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net(1) and strengthened its industry leadership during the most challenging period in the 52 year history of containerized shipping. During 2009, management drew upon the Company’s significant financial flexibility to invest in accretive transactions that totaled more than $200 million. Specifically, we took advantage of the downturn in container shipping by expanding our owned and managed container fleet by 15% on a TEU basis. We also increased our strategic presence in the refrigerated container business, purchased containers for trading, entered into purchase-leaseback transactions with shipping lines and retired outstanding debt at favorable prices. These transactions were all accretive to earnings in 2009 and we expect that, with the exception of our repurchase of debt, they will continue to add to earnings in future years. Complementing this notable achievement, we sold a record 100,000 older containers in 2009, representing a 16.3% increase from our previous high.”

Mr. Maccarone concluded, “As we continue to execute our growth strategy in a disciplined manner and expand the Company’s earnings potential, we remain focused on providing sizeable dividends to shareholders. After our fourth quarter 2009 payout of $0.23 per share, Textainer will have declared cumulative dividends of $2.24 per share since its IPO in October 2007. With a strong balance sheet, including $274 million in available liquidity, combined with more than 70% of our on-lease fleet subject to long-term leases, we remain well positioned to distribute attractive dividends while pursuing additional growth opportunities that meet our strict return criteria.”

2009 Transactions

Textainer took advantage of its financial flexibility and opportunities within the industry to enter into accretive transactions throughout 2009 in order to grow its total fleet, increase the percentage of the fleet that it owns, expand its presence in the refrigerated container business, purchase containers for its trading business, enter into purchase-leaseback transactions with shipping lines and retire outstanding debt. These transactions included the following:

•

Expanded its total fleet size by 15% by acquiring the rights to manage the container fleets of Amphibious Container Leasing Limited (“Amficon”) effective May 1, 2009 and Capital Intermodal and Xines effective July 1, 2009. Both transactions have been accretive to earnings;

•	Completed a purchase-leaseback transaction for more than 28,000 containers with a major Asian shipping line effective July 1, 2009;

•	Purchased approximately 29,000 containers that Textainer had been managing for a large institutional investor effective August 1, 2009;

•

Secured a long-term lease with a large Asian shipping line for 650 new 40’ high cube refrigerated containers effective September 1, 2009. This was Textainer’s largest single new refrigerated container transaction;

•

Completed a trading deal with a large Asian shipping line for more than 11,000 containers effective September 1, 2009. This was the tenth trading transaction with the same customer since 1996, demonstrating the Company’s ability to earn repeat business through long-term, mutually beneficial relationships with its customers. Over 6,000 of these containers were sold during 2009, demonstrating the efficiency of our resale division and contributing to earnings;

•	Purchased approximately 31,000 containers that Textainer had been managing for Amficon effective October 1, 2009; and

•

Repurchased outstanding debt resulting in a gain on early extinguishment of debt of $19.4 million (a $15.3 million gain net of related net income attributable to the noncontrolling interest and income tax expense) for the year ended December 31, 2009.

Outlook

Industry

Counterparty risk has been reduced as several major container shipping lines have been able to recapitalize. Despite the continued challenging environment, to date, Textainer has neither seen any bankruptcies among our major customers nor seen any major container shipping line failures. Drewry, a shipping consultancy firm, is forecasting a modest expansion in container traffic of 3-4% in 2010, and has suggested that the industry may have passed through the worst of the global recession.

With respect to supply, we estimate virtually no new standard dry freight containers were manufactured from the fourth quarter of 2008 through the end of 2009. We estimate that the world container fleet declined by approximately 4% in 2009 as a result of the continued retirement of older containers in the ordinary course. During this period, container manufacturers lost up to 60% of their skilled work force due to long shutdowns, and have limited production capacity in 2010. Additionally, we have observed that many shipping lines are still seeking to strengthen their respective balance sheets, and therefore may not have the expected capital budget to purchase new containers in 2010. Due to these factors, container manufacturers in China forecast 2010 production of only 600,000 to 1,000,000 TEU, compared to an average of about 3,000,000 TEU per year between 2004 and 2008. With this anticipated decrease in production combined with the continued retirement of older containers in the ordinary course, the world container fleet could decline again in 2010, helping to maintain the supply and demand balance for containers, or result in a shortage of containers.

Textainer’s Operations

Textainer’s total fleet has a current utilization of 91%, an improvement of more than five percentage points from its low point in September 2009. Going forward, we expect demand for containers to increase among our customers. Many shipping lines do not plan to buy new containers in 2010 and new production capacity is limited, factors which we believe may result in increased lease rates and further improvement in the current leasing industry utilization of approximately 90%. For Textainer, every 1% improvement in utilization equates to approximately $4.4 million in annual pre-tax income, and every $0.01 improvement in lease rates equates to approximately $3.3 million in annual pre-tax income.

We have already realized an increase in sale prices for our older containers during the last five months. This trend is expected to continue if utilization of in-fleet containers continues to improve, reducing the supply of older containers available for sale.

The refrigerated container market remained strong in 2009, and this trend is expected to continue in 2010. Textainer has invested approximately $50 million per year in new refrigerated containers since entering into the refrigerated container market in 2008. We expect investments in this business during 2010 will be similar to past levels.

We also expect to resume buying significant quantities of new standard dry freight containers in 2010, and have already ordered 33,370 TEU for delivery through May 2010.

Except for the repurchase of our outstanding debt, which was a non-recurring event, we expect that each of the investments we made in 2009 will contribute to net income in 2010.

Strategic Focus

With over $274 million in available liquidity and a low debt-to-equity ratio of 1.2 to 1, we intend on continuing to pursue opportunities in accretive acquisitions, purchase-leasebacks, trading deals, and the purchase of containers we currently manage. In 2010, we intend to take advantage of any attractive opportunities in one or more of these areas as we have consistently done in the past and thereby seek to enhance our ability to further strengthen our position as the industry leader.

Dividend

On February 8, 2010, Textainer’s board of directors approved and declared a quarterly cash dividend of $0.23 per share on Textainer’s issued and outstanding common shares, payable on March 3, 2010 to shareholders of record as of February 22, 2010. This dividend is unchanged from the prior quarter and will be the tenth consecutive quarterly dividend since Textainer’s October 2007 initial public offering. Combined, these dividends have averaged 50% of net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net(1) during this period. The current dividend represents 50% of net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net(1) for the fourth quarter. The last four quarterly dividends represent 54% of net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net(1) for the year ended December 31, 2009. Textainer’s board of directors considers dividends on a quarterly basis. Historically, Textainer has paid about 50% of net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net(1) in dividends, but the board of directors takes a fresh view every quarter and sets the dividend subject to various factors including cash needs for opportunities that may be available to us.

Investors’ Webcast

Textainer will hold a conference call and a Webcast with an accompanying slide presentation at 11:00 a.m. EST on Wednesday, February 10, 2010 to discuss Textainer’s 2009 fourth quarter and full year results. An archive of the Webcast will be available one hour after the live call through February 10, 2011. For callers in the U.S. the dial-in number for the conference call is 888-240-0584; for callers outside the U.S. the dial-in number for the conference call is 913-312-0670. To access the live Webcast or archive, please visit Textainer’s website at http://www.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is the world’s largest lessor of intermodal containers based on fleet size. We have a total of 1.5 million containers, representing over 2.2 million TEU, in our owned and managed fleet. We lease containers to more than 400 shipping lines and other lessees. We lease dry freight containers, which are by far the most common of the three principal types of intermodal containers, as well as specialized and refrigerated containers. We have also been one of the largest purchasers of new containers among container lessors over the last 10 years. We are one of the largest sellers of used containers, having sold more than 100,000 containers last year to more than 1,000 customers. We provide our services worldwide via a network of offices and independent depots.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding (i) Textainer’s belief that, with a strong balance sheet, including $274 million in available liquidity, combined with more than 70% of its on-lease fleet being on long-term leases, that it will remain well positioned to distribute attractive dividends while pursuing additional growth opportunities that meet our strict return criteria; (ii) Drewry’s forecast of a modest expansion in container traffic of 3-4% in 2010; (iii) Textainer’s belief that, because container manufacturers lost up to 60% of their skilled work force due to long shutdowns, those manufacturers will have limited production capacity in 2010; (iv) Textainer’s belief that many shipping lines are still seeking to strengthen their respective balance sheets, and therefore may not have the expected capital budget to purchase new containers in 2010; (v) Textainer’s belief that, because of the anticipated decrease in new container production combined with the continued retirement of older containers in the ordinary course, the world container fleet could decline again in 2010, helping to maintain the supply and demand balance for charter operations, or result in a shortage of containers; (vi) Textainer’s expectation that the demand for containers will increase among its customers; (vii) Textainer’s belief that, since many shipping lines do not plan to buy new containers and new production capacity is limited, lease rates may increase and the current leasing industry utilization of approximately 90% may improve further; (viii) Textainer’s expectation that the trend in sales price increases for older containers will continue if utilization of in-fleet containers continues to improve, reducing the supply of older containers available for sale; (ix) Textainer’s expectation that the refrigerated container market will continue to be strong in 2010 and that its investments in this business during 2010 will be similar to past levels; (x) Textainer’s expectation to resume buying significant quantities of new standard dry freight containers; (xi) Textainer’s expectation that each of the investments Textainer made in 2009 will contribute to net income in 2010; and (xii) Textainer’s intent to continue to pursue attractive opportunities. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the risk that the current global financial crisis and global recession may adversely affect our business, financial condition and results of operations, including the risk that the current global financial crisis and global recession may delay or prevent Textainer’s customers from making payments; the risk that gains and losses associated with the disposition of equipment may fluctuate; Textainer’s ability to finance the continued purchase of containers; the demand for leased containers depends on many political and economic factors beyond Textainer’s control; lease and freight rates may decline; the demand for leased containers is partially tied to international trade; Textainer faces extensive competition in the container leasing industry; the international nature of the container shipping industry exposes Textainer to numerous risks; acquisitions involve a number of risks and present financial, managerial and operational challenges; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 16, 2009.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Contact:

Textainer Group Holdings Limited

Mr. Tom Gallo, 415-658-8227

Investor Relations Director

ir@textainer.com

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

December 31, 2009 and December 31, 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2009	2008
Assets
Current assets:
Cash and cash equivalents	$56,819	$71,490
Accounts receivable, net of allowance for doubtful accounts of $8,347 and $5,855 in 2009 and 2008, respectively	68,896	49,328
Net investment in direct financing and sales-type leases	17,225	17,086
Containers held for resale	1,271	1,596
Prepaid expenses	1,785	3,271
Deferred taxes	1,463	1,961
Due from affiliates, net	126	39

Total current assets	147,585	144,771
Restricted cash	6,586	16,107
Containers, net of accumulated depreciation of $343,513 and $338,190 at 2009 and 2008, respectively	1,071,622	999,411
Net investment in direct financing and sales-type leases	63,326	74,633
Fixed assets, net of accumulated depreciation of $8,512 and $8,008 at 2009 and 2008, respectively	1,986	1,406
Intangible assets, net of accumulated amortization of $20,897 and $12,642 at 2009 and 2008, respectively	66,692	64,751
Interest rate swaps	731	—
Other assets	1,495	2,688

Total assets	$1,360,023	$1,303,767

Liabilities and Equity
Current liabilities:
Accounts payable	$9,078	$4,922
Accrued expenses	9,740	10,212
Container contracts payable	13,140	2,068
Deferred revenue	7,948	—
Due to owners, net	14,141	10,877
Secured debt facility	16,500	—
Bonds payable	51,500	58,000

Total current liabilities	122,047	86,079
Revolving credit facility	79,000	53,000
Secured debt facility	313,021	300,402
Bonds payable	226,875	313,241
Deferred revenue	11,294	—
Interest rate swaps	8,971	19,387
Income tax payable	18,656	16,074
Deferred taxes	6,894	7,577

Total liabilities	786,758	795,760

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 47,760,771 and 47,604,740 at 2009 and 2008, respectively	478	476
Additional paid-in capital	170,497	166,744
Accumulated other comprehensive loss	(111)	(224)
Retained earnings	329,449	282,613

Total Textainer Group Holdings Limited shareholders’ equity	500,313	449,609
Noncontrolling interest	72,952	58,398

Total equity	573,265	508,007

Total liabilities and equity	$1,360,023	$1,303,767

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Income

Three Months and Years Ended December, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended December 31,		Years Ended December 31,
	2009	2008	2009	2008
Revenues:
Lease rental income	$51,060	$51,584	$189,779	$198,600
Management fees	6,581	6,584	25,228	28,603
Trading container sales proceeds	5,653	3,432	10,925	34,231
Gains on sale of containers, net	3,915	3,964	11,350	15,647

Total revenues	67,209	65,564	237,282	277,081

Operating expenses:
Direct container expense	11,476	6,810	39,062	25,709
Cost of trading containers sold	4,354	3,063	8,907	26,596
Depreciation expense	13,507	11,636	48,473	48,900
Amortization expense	1,601	1,665	7,080	6,979
General and administrative expense	5,056	4,801	20,304	20,991
Short-term incentive compensation expense	1,094	1,194	2,924	4,257
Long-term incentive compensation expense	959	860	3,575	3,148
Bad debt expense, net	99	563	3,304	3,663

Total operating expenses	38,146	30,592	133,629	140,243

Income from operations	29,063	34,972	103,653	136,838

Other income (expense):
Interest expense	(2,851)	(7,675)	(11,750)	(26,227)
Gain on early extinguishment of debt	—	—	19,398	—
Interest income	2	227	61	1,482
Realized losses on interest rate swaps and caps, net	(3,368)	(1,809)	(14,608)	(5,986)
Unrealized gains (losses) on interest rate swaps, net	3,894	(16,722)	11,147	(15,105)
Gain on lost military containers, net	51	83	865	2,252
Other, net	(90)	(383)	35	(203)

Net other expense	(2,362)	(26,279)	5,148	(43,787)

Income before income tax and noncontrolling interest	26,701	8,693	108,801	93,051
Income tax benefit (expense)	1,382	3,950	(3,471)	871

Net income	28,083	12,643	105,330	93,922
Less: Net (income) loss attributable to the noncontrolling interest	(2,739)	284	(14,554)	(8,681)

Net income attributable to Textainer Group Holdings Limited common shareholders	$25,344	$12,927	$90,776	$85,241

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.53	$0.27	$1.90	$1.79
Diluted	$0.52	$0.27	$1.88	$1.78
Weighted average shares outstanding (in thousands):
Basic	47,761	47,605	47,761	47,605
Diluted	48,431	47,690	48,185	47,827

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Years Ended December 31, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Years Ended December 31,
	2009	2008
Cash flows from operating activities:
Net income	$105,330	$93,922

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	48,473	48,900
Bad debt expense, net	3,304	3,663
Unrealized (gains) losses on interest rate swaps, net	(11,147)	15,105
Amortization of debt issuance costs	2,176	2,662
Amortization of intangible assets	7,080	6,979
Amortization of acquired above-market leases	1,456	963
Amortization of deferred revenue	(4,462)	—
Amortization of unearned income on direct financing and sales-type leases	(8,625)	(5,854)
Gains on sale of containers and lost military containers, net	(12,215)	(17,899)
Gain on early extinguishment of debt	(19,398)	—
Share-based compensation expense	3,493	3,022
Changes in operating assets and liabilities	(15,771)	(15,084)

Total adjustments	(5,636)	42,457

Net cash provided by operating activities	99,694	136,379

Cash flows from investing activities:
Purchase of containers and fixed assets	(147,652)	(320,218)
Purchase of intangible assets	(10,417)	(106)
Proceeds from sale of containers and fixed assets	58,833	68,312
Receipt of principal payments on direct financing and sales-type leases	37,816	20,109

Net cash used in investing activities	(61,420)	(231,903)

Cash flows from financing activities:
Proceeds from revolving credit facility	186,000	77,500
Principal payments on revolving credit facility	(160,000)	(46,000)
Proceeds from secured debt facility	196,500	288,500
Principal payments on secured debt facility	(167,500)	(119,200)
Principal payments on bonds payable	(53,293)	(58,000)
Purchase of bonds payable	(20,234)	—
Decrease in restricted cash	9,521	635
Debt issuance costs	(112)	(3,129)
Repayments of notes receivable from shareholders	—	432
Dividends paid	(43,940)	(42,368)

Net cash (used in) provided by financing activities	(53,058)	98,370

Effect of exchange rate changes	113	(803)

Net (decrease) increase in cash and cash equivalents	(14,671)	2,043
Cash and cash equivalents, beginning of the year	71,490	69,447

Cash and cash equivalents, end of the year	$56,819	$71,490

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Non-GAAP Reconciliation of Net Income to EBITDA and Net Income to Net Income

Excluding Unrealized (Gains) Losses on Interest Rate Swaps, Net

Three Months and Years Ended December 31, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1) The following is a reconciliation of net income to EBITDA, a reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders to net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net and a reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share to net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized (gains) losses on interest rate swaps, net for the three months and years ended December 31, 2009 and 2008. EBITDA (defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and interest expense, realized and unrealized (gains) losses on interest rate swaps and caps, net, income tax (benefit) expense, net income (loss) attributable to the noncontrolling interest, depreciation and amortization expense and the related impact on net income attributable to the noncontrolling interest), net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net (defined as net income attributable to Textainer Group Holdings Limited common shareholders before unrealized (gains) losses on interest rate swaps, net and the related impact on income tax expense and net income attributable to the noncontrolling interest) and net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized (gains) losses on interest rate swaps, net (defined as net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share before unrealized (gains) losses on interest rate swaps, net and the related impact on income tax expense and net income attributable to the noncontrolling interest) are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. EBITDA, net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net and net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized (gains) losses on interest rate swaps, net are presented solely as supplemental disclosures. Management believes that EBITDA may be a useful performance measure that is widely used within our industry and net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net may be a useful performance measure because Textainer intends to hold its interest rate swaps until maturity and over the life of an interest rate swap held to maturity the unrealized (gains) losses will net to zero. EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison. Management also believes that net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net and net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized (gains) losses on interest rate swaps, net are useful in evaluating our operating performance because unrealized (gains) losses on interest rate swaps, net is a noncash, non-operating item. We believe EBITDA, net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net and net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized (gains) losses on interest rate swaps, net provides useful information on our earnings from ongoing operations. We believe that EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. EBITDA, net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net and net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized (gains) losses on interest rate swaps, net have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	They do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•

Although depreciation is a noncash charge, the assets being depreciated may be replaced in the future, and neither EBITDA, net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net or net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized (gains) losses on interest rate swaps, net reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and

•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended		Years Ended
	December 31,		December 31,
	2009	2008	2009	2008
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$25,344	$12,927	$90,776	$85,241
Adjustments:
Interest income	(2)	(227)	(61)	(1,482)
Interest expense	2,851	7,675	11,750	26,227
Realized losses on interest rate swaps and caps, net	3,368	1,809	14,608	5,986
Unrealized (gains) losses on interest rate swaps, net	(3,894)	16,722	(11,147)	15,105
Income tax (benefit) expense	(1,382)	(3,950)	3,471	(871)
Net income (loss) attributable to the noncontrolling interest	2,739	(284)	14,554	8,681
Depreciation expense	13,507	11,636	48,473	48,900
Amortization expense	1,601	1,665	7,080	6,979
Impact of reconciling items on net income attributable to the noncontrolling interest	(2,462)	(7,028)	(10,823)	(17,020)

EBITDA	$41,670	$40,945	$168,681	$177,746

Reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net:
Net income attributable to Textainer Group Holdings Limited common shareholders	$25,344	$12,927	$90,776	$85,241
Adjustments:
Unrealized (gains) losses on interest rate swaps, net	(3,894)	16,722	(11,147)	15,105
Impact of reconciling item on net income attributable to noncontrolling interest	685	(3,347)	1,952	(3,058)

Net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net	$22,135	$26,302	$81,581	$97,288

Reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized (gains) losses on interest rate swaps, net:
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.52	$0.27	$1.88	$1.78
Adjustments:
Unrealized (gains) losses on interest rate swaps, net	(0.08)	0.35	(0.23)	0.32
Impact of reconciling item on net income attributable to noncontrolling interest	0.01	(0.07)	0.04	(0.07)

Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized (gains) losses on interest rate swaps, net	$0.45	$0.55	$1.69	$2.03

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2010

Textainer Group Holdings Limited

/s/ JOHN A. MACCARONE
John A. Maccarone
President and Chief Executive Officer